Exhibit 99.2

BIT BROTHER LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	December 31, 2022	June 30, 2022
	(unaudited)
ASSETS
Cash	$4,023,093	$12,990,659
Inventories	277,615	217,516
Loans due from third parties	22,452,195	28,236,812
Due from a related party	1,226,923	1,950,000
Other current assets	2,703,285	250,277
Assets of disposal group	-	3,084,938
Total current assets	30,683,111	46,730,202

Long-term investments	1,064,989	1,100,294
Goodwill	219,013	227,683
Property and equipment, net	11,087,109	2,619,696
Deposits for plant, property and equipment	60,553,443	63,683,597
Intangible assets	77,544	84,858
Right of use assets	1,049,249	120,043
Other noncurrent assets	83,278	8,291

Total Assets	$104,817,736	$114,574,664

LIABILITIES AND EQUITY
Trade payable	$88,916	$343,894
Unearned income	28,986	90,249
Other current liabilities	257,437	280,106
Lease liabilities, current	384,364	86,547
Liabilities of disposal group	-	318,528
Total current liabilities	759,703	1,119,324

Lease liabilities, noncurrent	745,987	17,820
Total Liabilities	$1,505,690	$1,137,144

Shareholders’ Equity
Ordinary shares	$13,285	$11,776
Class A ordinary shares, no par value, unlimited shares authorized, 15,084,138 and 116,773,794 shares issued and outstanding at December 31, 2022 and at June 30, 2022, respectively	13,187	11,678
Class B ordinary shares, no par value, 200,000,000 shares authorized, nil and 975,000 shares issued and outstanding at December 31, 2022 and at June 30, 2022, respectively	98	98
Additional paid-in capital	159,620,376	155,247,484
Accumulated deficit	(46,452,207)	(42,739,335)
Accumulated other comprehensive loss	(9,355,074)	(3,333,800)
Total Bit Brother Ltd. Shareholders’ Equity	103,826,380	109,186,125

Non-controlling interests	(514,334)	4,251,395
Total Liabilities and Equity	$104,817,736	$114,574,664

See notes to the unaudited condensed consolidated financial statements

BIT BROTHER LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars, except share and per share data)

	For the Six Months Ended December 31,
	2022	2021

Revenue	$633,192	$1,304,789
Cost of revenues	(367,979)	(1,008,334)
Gross profit	265,213	296,455

Operating expenses
General and administrative expenses	(7,706,476)	(4,809,370)
Total operating expenses	(7,706,476)	(4,809,370)

Other income (expenses), net
Interest income	294,156	436,330
Change in fair value of warrants	-	65,576
Equity investment income (loss)	6,603	(195,454)
Other loss	(24,559)	(496,160)
Total other income (expenses), net	276,200	(189,708)

Net loss before income taxes	(7,165,063)	(4,702,623)

Income tax expenses	-	(187)
Net loss from continuing operations	(7,165,063)	(4,702,810)

Loss from discontinued operations	(194,909)	-
Gain on disposal of discontinued operations	3,499,851	-
Net loss	(3,860,121)	(4,702,810)

Less: Net loss attributable to non-controlling interests	147,249	1,285,431
Net loss attributable to BIT BROTHER LTD’s Shareholders	(3,712,872)	(3,417,379)

Other comprehensive income
Foreign currency translation adjustment	(6,021,274)	2,554,601

Comprehensive loss	(9,734,146)	(862,778)
Less: Comprehensive loss attributable to non-controlling interests	147,249	1,285,431

Comprehensive (loss) income attributable to BIT BROTHER LTD’s Shareholders	$(9,586,897)	$422,653

Loss per share- basic and diluted	$(0.36)	$(0.08)

Weighted Average Shares Outstanding-Basic and Diluted	10,739,250	55,507,725

See notes to the unaudited condensed consolidated financial statements

BIT BROTHER LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Expressed in U.S. dollars, except share data)

	Attributable to Bit Brother Ltd.’s Shareholders’ Equity
					Accumulated
	Share capital		Additional		other	Non-
	Ordinary share*	Amount	paid-in capital	Accumulated deficit	comprehensive (loss) income	controlling Interest	Total
Balance as of July 1, 2021	20,384,630	$2,039	$80,917,821	$(18,413,627)	$(2,781,485)	$5,749,362	$65,474,110
Issuances of ordinary shares in connection with registered direct offering	15,000,000	1,500	20,808,500	-	-	-	20,810,000
Issuances of ordinary shares in connection with private placements	61,707,164	6,170	47,664,954	-	-	-	47,671,124
Issuances of ordinary shares for exercise of warrants	4,450,000	445	6,674,555	-	-	-	6,675,000
Issuances of ordinary shares for professional services	325,000	33	217,718	-	-	-	217,751
Net (loss) income for the period	-	-	-	(3,417,379)	-	(1,285,431)	(4,702,810)
Foreign currency translation adjustment	-	-	-	-	2,554,601	-	2,554,601

Balance as of December 31, 2021	101,866,794	$10,187	$156,283,548	$(21,831,006)	$(226,884)	$4,463,931	$138,699,776

Balance as of July 1, 2022	117,748,794	$11,776	$155,247,484	$(42,739,335)	$(3,333,800)	$4,251,395	$113,437,520
Share-based compensation	15,084,138	1,509	4,372,892	-	-	-	4,374,401
Net loss for the year	-	-	-	(3,712,872)	-	(147,249)	(3,860,121)
Foreign currency translation adjustment	-	-	-	-	(6,021,274)	-	(6,021,274)
Disposition of Discontinued operation	-	-	-	-	-	(4,618,480)	(4,618,480)

Balance as of December 31, 2022	132,832,932	$13,285	$159,620,376	$(46,452,207)	$(9,355,074)	$(514,334)	$103,312,046

See notes to the unaudited condensed consolidated financial statements

BIT BROTHER LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except share data)

	For the Six Months Ended December 31,
	2022	2021
Cash Flows from Operating Activities:
Net loss	$(3,860,121)	$(4,702,810)
Net loss from discontinued operations	3,304,942	-
Net loss from continuing operations	(7,165,063)	(4,702,810)
Changes in fair value of warrant	-	(65,576)
Share-based compensation	4,374,401	217,751
Depreciation of property and equipment	1,287,243	439,762
Loss from disposal of PPE	29,401	-
Amortization of intangible assets	4,089	86,180
Amortization of right of use assets	38,791	105,647
Share of equity (income) loss	(6,603)	195,454
Accounts receivable	-	67,631
Inventory provision	(321,646)	-
Inventories	241,811	542,460
Prepayments	(1,435,928)	27,273
Due from related parties	-	(2,462)
Other current assets	(1,038,079)	(591,925)
Other noncurrent assets	(75,428)	20,910
Accounts payable	(242,238)	187,863
Unearned income	(57,922)	(183,360)
Other current liabilities	(159)	19,985
Lease liabilities	57,368	(184,569)
Net Cash Used in Operating Activities - continuing	(4,309,962)	(3,819,786)
Net Cash provided by Operating Activities - discontinued	1,108,094	-
Net cash used in operating activities	(3,201,868)	(3,819,786)

Cash Flows from Investing Activities:
Purchases of property and equipment	(9,909,892)	(390,297)
Collection（Payment） of deposits in property and equipment	487,252	(59,917,356)
Release （Purchases） of digital assets	1,207,188	(1,300,000)
Investment in short-term investments	-	-
Collection of short-term investments	-	1,774,684
Payment of loans from related parties	(1,216,698)	-
Collection（Payment）of loans from a third party	4,329,347	(10,669,265)
Investment in equity investees	-	(1,431,152)
Net Cash Used in Investing Activities - continuing	(5,102,803)	(71,933,386)
Net Cash Used in Investing Activities - discontinued	(1,150,564)	-
Net cash used in investing activities	(6,253,367)	(71,933,386)

Cash Flows from Financing Activities:
Cash raised in private placement of ordinary shares	-	47,671,124
Cash raised in registered direct offering of ordinary shares	-	20,810,000
Cash raised in exercise of warrants	-	6,675,000
Repurchase of warrant	-	-
Net cash provided by financing activities	-	75,156,124

Effect of exchange rate changes on cash and cash equivalents	443,592	1,843,242

Net (Decrease)/Increase In Cash from Continuing Operations	(8,967,566)	1,246,194
Net Decrease In Cash from Discontinued Operations	(44,077)	-
(Decrease)/Increase in cash and cash equivalents	(9,011,643)	1,246,194

Cash from Continuing Operations, Beginning of Year	12,990,659	21,158,368
Cash from Discontinuing Operations, Beginning of Year	44,077	-
Cash and cash equivalents at beginning of year	13,034,736	21,158,368

Cash and cash equivalents at end of period	$4,023,093	$22,404,562

Major non-cash transactions:
Issuance of ordinary shares for professional services	$4,374,401	$-
Right-of-use assets obtained in exchange for operating lease obligations	$-	$121,456

See notes to the unaudited condensed consolidated financial statements

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Brother Limited (“BTB” or the “Company”) is a holding company that was incorporated on November 28, 2011, under the laws of the British Virgin Islands. The accompanying condensed consolidated financial statements include the financial statements of BTB, its subsidiaries and variable interest entity (“VIE”) and VIE’s subsidiaries for which the Company or its subsidiaries are the primary beneficiaries.

As of December 31, 2022, the Company had two segments, which is retail business by provision of high-quality tea beverages in its tea shop chain conducted by Hunan Ming Yun Tang Brand Management Co., Ltd., or Hunan MYT, and to-be launched blockchain business conducted by Hunan Bit Brothers Holding Co., Ltd., or Hunan BTB.

On September 29, 2022, the Company’s board of directors approved a 1 for 15 reverse split of its ordinary shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principle of Consolidation

The unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited interim financial information as of December 31, 2022 and for the six months ended December 31, 2022 and 2021 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended June 30, 2022.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited financial position as of December 31, 2022, its unaudited results of operations for the six months ended December 31, 2022 and 2021, and its unaudited cash flows for the six months ended December 31, 2022 and 2021, as applicable, have been made. The unaudited interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

(b)	Consolidation of Variable Interest Entity

Material terms of the Hunan MYT VIE Agreements and 39Pu VIE Agreements are described below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements, Mingyuntang (Shanghai) Tea Co., Ltd., or Shanghai MYT and 39Pu each provides Hunan MYT with technical support, consulting services and management services on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Hunan MYT and 39Pu each granted an irrevocable and exclusive option to Shanghai MYT to purchase from each of Hunan MYT and 39Pu, any or all of Hunan MYT’s and 39Pu assets at the lowest purchase price permitted under the PRC laws. Should Shanghai MYT exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Hunan MYT and 39Pu by Shanghai MYT under the agreement, Shanghai MYT is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Shanghai MYT based on the value of services rendered by Shanghai MYT and the actual income of Hunan MYT and 39Pu from time to time, which is substantially equal to all of the net income of Hunan MYT and 51% of net income of 39Pu, respectively.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by Shanghai MYT with 30-day prior written notice. Hunan MYT or 39Pu does not have the right to terminate the agreement unilaterally. Shanghai MYT may unilaterally extend the term of this agreement with prior written notice.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Exclusive Option Agreement

Under the Exclusive Option Agreement between Peng Fang and Shanghai MYT, irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Hunan MYT. The option price is equal to the capital paid in by Peng Fang subject to any appraisal or restrictions required by applicable PRC laws and regulations.

Under the Exclusive Option Agreement between three shareholders of 39Pu and Shanghai MYT, the three shareholders irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in 39Pu. The option price is equal to the capital paid in by the three shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement remains effective for a term of ten years and may be renewed at Shanghai MYT’s election.

Share Pledge Agreement

Under the Share Pledge Agreement, Peng Fang and the three shareholders of 39Pu each pledged all of their equity interests in Hunan MYT and 39Pu to Shanghai MYT to guarantee the performance of Hunan MYT’s and 39Pu’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in any event of default, as set forth in the Share Pledge Agreement, including that Hunan MYT or Peng Fang, 39Pu or the three shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Shanghai MYT, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged equity interest in accordance with applicable PRC laws. Shanghai MYT shall have the right to collect any and all dividends declared or generated in connection with the equity interest during the term of pledge.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Hunan MYT and 39Pu, respectively. Shanghai MYT shall cancel or terminate the Share Pledge Agreement upon Hunan MYT’s and 39Pu’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

Timely Reporting Agreement

To ensure Hunan MYT and 39Pu promptly provide all of the information that Shanghai MYT and the Company need to file various reports with the SEC, a Timely Reporting Agreement was entered between Shanghai MYT, and Hunan MYT and 39Pu, respectively. Under the Timely Reporting Agreement, Hunan MYT and 39Pu each agreed that it is obligated to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can file all necessary SEC and other regulatory reports as required.

Although it is not explicitly stipulated in the Timely Reporting Agreement, the parties agreed its term shall be the same as that of the Exclusive Business Cooperation Agreement.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Consolidation of Variable Interest Entity (continued)

Power of Attorney

Under the Power of Attorney, Peng Fang and the three shareholders of 39Pu each authorized Shanghai MYT to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Hunan MYT and 39Pu, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Hunan MYT and 39Pu.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as Peng Fang is a shareholder of Company.

The VIE Agreements became effective immediately upon their execution.

Material terms of the BTB VIE Agreements among Qingdao Ether Continent Digital Technology Co., Ltd. (“BTB Qingdao”), Hunan Bit Brother Holding Limited (“BTB Hunan”), Hunan Bit Brothers Digital Technology Co., Ltd (“BTB Hunan Digital”) and their shareholders are identical to those of Hunan MYT VIE Agreements.

VIE is an entity that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Shanghai MYT is deemed to have a controlling financial interest and be the primary beneficiary of Hunan MYT and 39Pu, because it has both of the following characteristics:

1.	power to direct activities of a VIE that most significantly impact the entity’s economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

Pursuant to the VIE Agreements, Hunan MYT and 39Pu pay service fees equal to 100% and 51% of its net income to Shanghai MYT, respectively. At the same time, Shanghai MYT is entitled to receive 100% and 51% of expected residual returns from Hunan MYT and 39Pu, respectively. The VIE Agreements are designed so that Hunan MYT and 39Pu operate for the benefit of the Company. Accordingly, the accounts of Hunan MYT are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s consolidated financial statements.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE agreements, it may not be able to exert effective control over Hunan MYT or 39Pu and its ability to conduct its business may be materially and adversely affected.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Consolidation of Variable Interest Entity (continued)

As of December 31, 2022, the Company had two VIEs. All of the Company’s main current operations are conducted through the Company’s VIEs and their subsidiaries. Current regulations in China permit VIEs and their subsidiaries to pay dividends to the Company only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of VIEs and their subsidiaries to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

The following financial statement balances and amounts only reflect the financial position and financial performances of the Company’s VIEs and their subsidiaries, which were included in the consolidated financial statements as of December 31 and June 30, 2022:

	December 31, 2022	June 30, 2022
	(unaudited)
Cash	$600,489	$922,197
Inventories	117,972	121,733
Due from related parties	9,626	-
Other current assets	76,447	51,004
Long-term investment	1,064,989	1,100,294
Goodwill	219,013	227,683
Property and equipment, net	2,018,266	2,278,091
Deposits for plant, property and equipment	45,056,311	45,755,946
Intangible assets	77,544	-
Right of use assets	68,116	-
Other noncurrent assets	83,278	131,266
Total Assets	$49,392,051	$50,588,214

Accounts payable	$87,727	$-
Unearned income	28,986	-
Other current liabilities	184,050	666,841
Lease liabilities, current	31,617	-
Lease liabilities, noncurrent	21,618	-
Total Liabilities	$353,998	$666,841

*	Payable due to BTB is eliminated upon consolidation.

	For the Six Months Ended December 31,
	2022	2021
	(unaudited)	(unaudited)
Revenue	$633,192	$1,304,789
Net income (loss)	$1,009,134	$(3,786,006)

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services.

For the six months ended December 31, 2022, the Company has two operating business lines, including retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT and planned blockchain business to be conducted by Hunan BTB. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

For the six months ended December 31, 2021, the Company has two operating business lines, including retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT, dark tea distribution business by 39Pu. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

(d) Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company considered the amounts of receivables in dispute and believes an allowance for these receivables were not necessary as at December 31, 2022 and June 30, 2022.

(e) Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and market. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of income and comprehensive income.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) beginning on July 1, 2018 using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

During the six months ended December 31, 2022, the Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by three companies including Hunan MYT, Store Master and CYY.

Sales of tea products, beverages and light meals in retail shop chains by Hunan MYT

Customers place order and pay for tea products, beverage drinks and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase. Cash received from the sales of prepaid vouchers are recognized as unearned income. Consideration collected for prepaid cards is equally allocated to each point as an element, including the points issued for free, to determine the transaction price for each point. The allocated transaction price are recognized as revenues upon the redemption of the points for purchases.

Disaggregation of revenue - The Company disaggregates its revenue from contracts by segments, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2022 and 2021 is as follows:

	For the Six Months Ended December 31,
	2022	2021
	(unaudited)	(unaudited)
Sales by Hunan MYT	$6,880	$103,395
Sales by 39Pu	-	1,201,394
Sales by Hunan Store Master	568,106	-
Sales by Hunan CYY	58,206	-
	$633,192	$1,304,789

The Company accounted for investments in CYY and Store Master using equity method before January 1, 2022, and consolidated CYY and Store Master since January 1, 2022 as the Company obtained control over these two investees. The Company disposal 39Pu on August 4, 2022, no revenue generated from this segment.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Investments in equity securities

The investments for which the Company has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, the amortization of intangible assets recognized upon purchase price allocation and dividend distributions or subsequent investments. All unrecognized inter-company profits and losses have been eliminated under the equity method. When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

The Company elected to record a majority of equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic.

(h) Recently announced accounting standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. Its mandatory effective dates are as follows: 1. Public business entities that meet the definition of an SEC filer for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; 2. All other public business entities for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years; and 3. All other entities (private companies, not-for-profit organizations, and employee benefit plans) for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. On November 15, 2019, FASB issued ASU 2019-10 which provides a framework to stagger effective dates for future major accounting standards (including ASC 326 Financial instrument-credit losses) and amends the effective dates to give implementation relief to certain type of entities: 1. Public business entities that meet the definition of an SEC filer, excluding entities eligible to be Smaller Reporting Companies, or SRC, as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; and 2. All other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2023, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. RISKS

(a) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2022, approximately $3.42 million was deposited with a bank in the United States which was insured by the government up to $250,000. As of December 31, 2022, approximately $0.6 million was primarily deposited in financial institutions located in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $78,700). To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, and the extraction of mining resources, among other factors.

(b) Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

(c) Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s major assets and liabilities are denominated in RMB, except for the cash deposit of approximately $3.42 million which was in U.S. dollars as of December 31, 2022, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significant affected.

(c) VIE risk

It is possible that the Hunan MYT VIE Agreements and BTB VIE Agreements would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company were unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIE. Consequently, the VIE’s results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements among Shanghai MYT, Hunan MYT and the Hunan MYT Shareholders and among BTB Qingdao, BTB Hunan and all of the shareholders of BTB Hunan are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of Hunan MYT and BTB Hunan, the VIEs of the Company, each of which holds certain recognized revenue-producing assets including tea beverage related raw materials, lease arrangements, and dark tea products. The VIEs also have an assembled workforce, focused primarily on promotion and marketing, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIEs.

(e) Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. SHORT-TERM INVESTMENTS

As of December 31, 2022 and June 30, 2022, the balance of short-term investments was comprised of investments of various financial products from Chinese banks and financial institutions, with variable return rate and with maturities between three months and one year. The Company classified these financial assets as held-to-maturity financial assets and recorded the assets at amortized cost, which approximates fair value. As of December 31, 2022 and June 30, 2022, the Company did not provide OTTI on short-term investments.

5. INVENTORIES

Inventories are carried at the lower of cost and net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the net realizable value and if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written-down to the lower of cost or net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances.

As of December 31, 2022, the Company had certain obsolescent inventories and accrued inventory provision of $10,692. As of June 30, 2022, the Company had certain obsolescent inventories and accrued inventory provision of $332,338.

Inventories consisted of the following:

	December 31, 2022	June 30, 2022
	(unaudited)
Merchant products	$108,769	$422,174
Raw materials	25,977	41,636
Packaging and other supplies	891	961
Products in process	152,670	85,083

Less: inventory write-down	10,692	332,338
Total inventories	$277,615	$217,516

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. LOANS DUE FROM THIRD PARTIES

Loans due from third parties consisted of the following:

	December 31, 2022	June 30, 2022
	(unaudited)
Golden Mountain Solution Inc. (c)	$19,097,725	18,600,000
Golden Bridge Solution Inc. (c)	3,074,653	3,822,785
Hunan Peiyuan Media Co., Ltd.	-	3,000,000
Golden Tree Inc.	-	100,000
Li Xian	-	1,000,000
Lu Hongwen	-	714,027
Xie Juan(c)	-	500,000
Wei Yuzhong(c)	-	500,000
Loan interest due from the third parties	279,817	-
Total	$22,452,195	$28,236,812

During the year ended June 30, 2022, the Company entered into certain loan agreements of approximately $28.24 million with eight customers. The loans bear fixed interest rates ranging between 1% and 2.64% per annum, and matured through November 2022. The Company did not recognize interest income on loans until interest were received.

For the six months ended December 31, 2022, six of them have received the loan, and the other two (Golden Mountain Solution Inc and Golden Bridge Solution Inc.) have been extended at the original interest rate, and the loan amount was $22.17 million. According to the contract, loan interest from July to December 2022 was accrued with the amount of $0.28 million.

7. OTHER CURRENT ASSETS

As of December 31, 2022, other current assets are of the deposit for the lock in a 6 megawatt mining electrical energy to Pumjack Power, LLC in Texas.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. LONG-TERM INVESTMENTS

As of December 31, 2022 and June 30, 2022, the Company’s investment in equity investees were as following:

	December 31, 2022	June 30, 2022
	(unaudited)
Hunan Liangxi Cultural Media Co., Ltd. (“Liangxi”)	$1,137,179	$1,182,195
Urban Tea Management Inc. (“Meno”)	310,000	310,000
Guokui Management Inc. (“Guokui”)	320,000	320,000
Less: Share of results of equity investees	(289,483)	(299,194)
Impairment of investment in equity investees	(412,707)	(412,707)
	$1,064,989	$1,100,294

Investment in other equity investee

The Company made investment of $1,137,179 in Liangxi, over which the Company owned 49% equity interest. The Company does not control the equity investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures”, the Company accounted for the investments using equity method.

For the period from acquisition through December 31, 2022, Liangxi incurred net loss of $173,490 and the Company recorded share of equity loss of $73,310 in Liangxi.

Investments in Meno and Guokui

The Company made investments aggregating $310,000 in Meno, in which the Company and an unrelated third party owned equity interest of 70% and 30%, respectively, and was entitled to 51% and 49% profit earned from Meno, respectively.

The Company entered into a share purchase agreement, pursuant to which the Company agreed to pay $400,000 in cash to acquire 80% equity interest in Guokui, in which the Company and other unrelated third party investor were entitled to 51% and 49% profit earned from Guokui, respectively. The investment was for the purpose of expansion its tea shop chain to overseas market.

Pursuant to the articles of association of these equity investees, the operating and financing activities shall be unanimously approved by the Company and other shareholders, thus the Company does not control the equity investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures”, the Company accounted for the investments using equity method.

For the year ended December 31, 2022, the Company accrued full impairment of $412,707 against the investments in Meno and Guokui, as the operation performance was far from satisfactory, and Company assessed a decline in fair value below the carrying value is other-than-temporary.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY AND EQUIPMENT, NET

The property and equipment consisted of the following:

	December 31, 2022	June 30, 2022
	(unaudited)
Building	$894,340	$930,695
Office and electronic equipment	10,553,571	687,040
Vehicles	528,619	561,918
Leasehold improvements	1,014,449	1,056,670
Less: accumulated depreciation	(1,903,870)	(616,627)
Total	$11,087,109	$2,619,696

The Company depreciated property and equipment from the next month to when the assets was available for use. For the six months ended December 31, 2022 ad 2021, the depreciation expenses were $1.90 million and $0.62 million, respectively.

10. DEPOSITS FOR PLANT, PROPERTY AND EQUIPMENT

	December 31, 2022	June 30, 2022
	(unaudited)
Deposits for mining equipment	$62,935,074	66,244,707
Less: impairment of deposits for mining equipment	(2,381,631)	(2,561,110)
Total	$60,553,443	$63,683,597

The deposits for mining equipment was mainly for the deposits for cryptocurrency miners as the Company planned to launch its blockchain business. As of  December 31 2022 and June 30, 2022, certain vendors from suffered adverse impact from COVID-19 pandemic and worldwide economic recession and could not deliver miners on time, accordingly the Company accrued impairment of $2.38 million and $2.56 million, respectively.

11. OPEARTING LEASE

As of December 31, 2022, the Company leases offices space and tea shop stores under certain non-cancelable operating leases.

The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2022	June 30, 2022
	(unaudited)
Rights of use lease assets	$1,049,249	$120,043

Operating lease liabilities, current	384,364	86,547
Operating lease liabilities, noncurrent	745,987	17,820
Total operating lease liabilities	$1,130,351	$104,367

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. OPEARTING LEASE (CONTINUED)

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022 and June 30, 2022:

	December 31, 2022	June 30, 2022
	(unaudited)
Remaining lease term and discount rate
Weighted average remaining lease term (years)	1.13	1.13
Weighted average discount rate	4.75%	4.75%

During the six months ended December 31, 2022 and 2021, the Company incurred total operating lease expenses of $35,304 and $131,288, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2022:

For the six months ended June 30, 2023	$227,533
For the twelve months ended December 31, 2023	202,323
For the twelve months ended June 30, 2024	244,145
For the twelve months ended June 30, 2025	452,771
For the twelve months ended June 30, 2026 and thereafter	80,872
Total lease payments	1,207,644
Less: imputed interest	(77,293)
Present value of lease liabilities	$1,130,351

12. EQUITY

Ordinary Shares

On February 16, 2022, the Company’s shareholders adopted its Memorandum and Articles of Association by a special resolution, pursuant to which the Company’s authorized share capital was divided into Class A ordinary shares and Class B ordinary shares effective immediately on February 16, 2022 (“Redesignation”). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

-	Class A ordinary shares

On July 16, 2021, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company sold 15,000,000 of its ordinary shares and warrants to purchase 15,000,000 Ordinary Shares in a registered direct offering (“July Registered Direct Offering”), for gross proceeds of approximately $22.5 million and net proceeds of approximately $20.8 million. The warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.50.

On September 16, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 14,152,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one share each with an initial exercise price of $0.8875 per Share, at a price of $0.71 per Unit, for an aggregate purchase price of approximately $10.05 million (“September Private Placement”). The transaction was closed on October 7, 2021.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. EQUITY (CONTINUED)

On October 14, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 15,814,652 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one share each with an initial exercise price of $0.875 per Share, at a price of $0.71 per Unit, for an aggregate purchase price of approximately $11.07 million (“October Private Placement”). The transaction was closed on November 5, 2021.

On October 14, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 4,000,000 ordinary shares of the Company, no par value, at a price of $0.57 per share, for an aggregate purchase price of approximately $2.28 million. The transaction was closed on November 5, 2021.

On November 5, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 27,740,512 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one share each with an initial exercise price of $1.05 per Share, at a price of $0.875 per Unit, for an aggregate purchase price of approximately $24.27 million (“November Private Placement”). The transaction was closed on November 10, 2021.

In November 2021, certain institutional investors of July Registered Direct Offering exercised warrants to purchase 4,450,000 ordinary shares of the Company, no par value, for an aggregate purchase price of approximately $6.68 million.

For the year ended June 30, 2022, the Company issued 15,232,000 ordinary shares to five employees and three non-employees for their services provided during the year. The fair value of the ordinary shares were referred to market price on issuance date, ranging between $0.33 and $0.34, and the Company recorded expenses of approximately $5.62 million.

On August 22, 2022, the Company issued 15,084,138 ordinary shares to ten employees. The fair value of the ordinary shares were referred to market price on issuance date, at a price of $0.29 per Share, and the Company recorded expenses of approximately $4.37 million.

-	Class B ordinary shares

On December 9, 2021, the Company granted 1,300,000 Class B ordinary shares to the Company’s chief executive officer as a part of the compensation expenses for the period of October 1, 2021 through September 30, 2022. The grant-date share price was $0.67 per share. For the year ended June 30, 2022, the Company issued 975,000 Class B ordinary shares and recorded share-based compensation expenses of $653,252.

As of December 31, 2022 and June 30, 2022, the Company had 131,857,932 and 116,773,794 shares of Class A ordinary shares issued and outstanding, respectively. As of December 31, 2022 and June 30, 2022, the Company both had 975,000 of Class B ordinary shares issued and outstanding.

Warrants

	Number of shares	Weighted average life

Balance of warrants outstanding as of December 31, 2022	32,089,918	5 years

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the six months ended December 31, 2022 and 2021, respectively:

	For the Six Months Ended December 31,
	2022	2021

Net loss attributable to BIT BROTHER LTD’s Shareholders	$(3,860,121)	(4,702,810)

Loss per share- basic and diluted	$(0.36)	$(0.08)

Weighted Average Shares Outstanding-Basic and Diluted	$10,739,250	55,507,725

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the six months ended December 31, 2022 and 2021. The number of warrants is excluded from the computation as the anti-dilutive effect.

14. INCOME TAXES

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

The United States of America

Delta Technology Holdings USA Inc is incorporated in the State of Delaware in the U.S., and is subject to U.S. federal corporate income taxes.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law, which has made significant changes to the Internal Revenue Code. Those changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the deemed repatriation of cumulative foreign earnings as of December 31, 2017. Accordingly, the Company reevaluated its deferred tax assets on net operating loss carryforward in the U.S and concluded there was no effect on the Company’s income tax expenses as the Company has no deferred tax assets generated since inception.

As of June 30, 2022 and 2021, the Company’s federal net operating loss carryforward for U.S. income taxes was $15.25 million and $9.38 million, respectively. The federal net operating loss carryforward is available to reduce future years’ taxable income through year 2037 and net operating losses generated before 2018 will not expire. Management believes that the realization of the benefit from this loss appears uncertain due to the Company’s operating history.

Utilization of the Company’s U.S. net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. INCOME TAXES (CONTINUED)

Hong Kong

Tea Language Group Limited (“MYT HK”) and BTB Limited (“BTB HK”) are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, MYT HK and BTB HK are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Effective January 1, 2008, the New Taxation Law of PRC stipulates that domestic enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. Under the PRC tax law, companies are required to make quarterly estimate payments based on 25% tax rate; companies that received preferential tax rates are also required to use a 25% tax rate for their installment tax payments. The overpayment, however, will not be refunded and can only be used to offset future tax liabilities.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended December 31, 2021 and 2020, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets. As of December 31, 2022 and June 30, 2022, the Company had net operating loss carryforwards of $20.99 million and $26.65 million , respectively, and maintains a full valuation allowance on its net deferred tax assets.

For the six months ended December 31, 2022 and 2021, the Company incurred current income tax expenses of $nil and $187. The Company did not have any deferred tax expenses for the six months ended December 31, 2022 and 2021.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of December 31, 2022 and June 30, 2022, and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

For the years ended June 30, 2022 and 2021, we did not incur current income tax expenses or deferred income tax expenses because we and our subsidiaries and VIEs were subject to operating losses during the relevant periods.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2022, the Company had no balances due from or due to related parties. For the six months ended December 31, 2022 and 2021, the Company did not incur significant related party transactions.

16. SEGMENT REPORTING

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

As of December 31, 2021, the Company had three segments, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT, distribution of dark tea products conducted by 39Pu and to-be launched blockchain business conducted by Hunan BTB.

Because distribution of dark tea products conducted by 39Pu was disposed for the six months ended December 31, 2022, the Company does not take into distribution of dark tea products as a segment.

As of December 31, 2022, the Company had two segments, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT, and to-be launched blockchain business conducted by Hunan BTB.

The following tables present the summary of each segment’s revenue, loss from operations, loss before income taxes and net loss which is considered as a segment operating performance measure, for the six months ended December 31, 2022 and 2021:

	For the Six Months Ended December 31, 2022
	Tea shop chains	Blockchain business	Unallocated	Total
Revenues	$633,192	$-	$-	$633,192
Cost of revenues	(367,979)			(367,979)
General and administrative expenses	(492,562)	$(2,839,514)	$(4,374,400)	$(7,706,476)
Other income	5,278	270,922	-	276,200
Net income (loss) from continuing operations before income taxes	$(222,071)	$(2,568,592)	$(4,374,400)	$(7,165,063)

	For the Six Months Ended December 31, 2021
	Tea shop chains	Distribution of dark tea products	Blockchain business	Unallocated	Total
Revenues	$103,395	$1,201,394	$-	$-	$1,304,789
Cost of revenues	(58,328)	(950,006)			(1,008,334)
General and administrative expenses	(769,153)	(2,421,046)	(636,927)	(982,244)	(4,809,370)
Other (expenses) income	(220,020)	(453,481)	418,227	65,566	(189,708)
Net income (loss) from continuing operations before income taxes	$(944,106)	(2,623,139)	(218,700)	(916,678)	(4,702,623)

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. SUBSEQUENT EVENTS

On January 18, 2023, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company agreed to sell 1,569,444 of its Class A ordinary shares and warrants to purchase 2,354,166 Ordinary Shares in a registered direct offering for gross proceeds of approximately $7.1 million. The Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $4.50. The purchase price for each Ordinary Share and the corresponding Warrant is $4.50. The Company intends to use the net proceeds from the Offering for research and development & commercialization of blockchain software, acquiring crypto-currency mining and for working capital and general corporate purposes. The Offering closed on January 20, 2023.

On January 25, 2023, the Company entered into certain Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back warrants held by the Sellers with the right to purchase an aggregate of 10,549,000 ordinary shares, no par value, of the Company, with an exercise price of $1.50 per Ordinary Share and an expiration date of July 20, 2026, and warrants with the right to purchase an aggregate of 5,549,000 Ordinary Shares, with an exercise price of $3.60 per Ordinary Share and an expiration date of October 30, 2026. The Warrants were sold to these Sellers in previous transactions that closed on July 20, 2021 and April 30, 2021. The purchase price for each Warrant is $0.40.